

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2020

Mitchell Levine
Chief Financial Officer
OncoCyte Corporation
15 Cushing
Irvine, California 92618

> **Re: OncoCyte Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 28, 2020**
> **File No. 001-37648**

Dear Mr. Levine:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard S. Soroko, Esq.